UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2 to

Highbury Financial Inc.
(Name of Issuer)
Common Stock, par value $ 0.0001 per share
(Title of Class of Securities)
42982Y109
(CUSIP Number)
Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
Ten South Broadway, Suite 2000
St. Louis, Missouri 63102
(314) 241-9090
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42982Y109	13D	Page	2	of	9	pages

1	NAME OF REPORTING PERSON Woodbourne Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,368,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,368,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	42982Y109	13D	Page	3	of	8	pages

1	NAME OF REPORTING PERSON Clayton Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,368,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,368,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	42982Y109	13D	Page	4	of	8	pages

1	NAME OF REPORTING PERSON John D. Weil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Missouri

	7	SOLE VOTING POWER

NUMBER OF		8,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,376,500

WITH	10	SHARED DISPOSITIVE POWER

		- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,376,500 SUBJECT TO THE DISCLAIMER IN ITEM 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	42982Y109	13D	Page	5	of	8	pages
     This Amendment No. 2 to Schedule 13D (this “Amendment”) amends a Schedule 13D filed on November 6, 2009 (the “Schedule 13D”) relating to the beneficial ownership of the common stock, par value $0.0001 per share (the “Highbury Common Stock”), of Highbury Financial Inc., a Delaware corporation (“Highbury”), by Woodbourne Partners, L.P., a Missouri limited partnership (“Woodbourne”), Clayton Management Company, a Missouri corporation (“Clayton Management”) and John D. Weil (“Mr. Weil” and collectively with Woodbourne and Clayton Management, the “Reporting Persons”), as amended by an Amendment No. 1 to Schedule 13D filed on November 12, 2009. This Amendment amends and supplements information set forth below in Items 4, 5, 6 and 7. All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. This Amendment amends the Schedule 13D only as expressly set forth herein.
Item 4. Purpose of Transaction.
     On December 12, 2009, Highbury entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Affiliated Managers Group, Inc., a Delaware corporation publicly traded on the New York Stock Exchange (“AMG”), Manor LLC, a newly formed Delaware limited liability company and a wholly-owned subsidiary of AMG (“Merger Sub”), and Highbury, pursuant to which Highbury will merge with and into the Merger Sub (the “Merger”). Following the Merger, the separate corporate existence of Highbury will cease and Merger Sub will continue as the surviving limited liability company under the name “Manor LLC” and be the wholly-owned subsidiary of AMG.
     Pursuant to the Merger Agreement, the holders, including the Reporting Persons, of shares of Highbury Common Stock will receive 1,748,879 shares of common stock, par value $0.01 per share (the “AMG Common Stock”), in the aggregate as consideration in the Merger (the “Aggregate Merger Consideration”), subject to potential adjustment as described below. At the effective time of the Merger, each share of Highbury Common Stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive such number of shares of AMG Common Stock as is equal to the Aggregate Merger Consideration divided by the number of shares of Highbury Common Stock issued and outstanding immediately prior to the effective time of the Merger, following (i) the exchange of Series B Convertible Preferred Stock, par value $0.0001 per share, of Highbury (the “Series B Preferred Stock”) for newly issued shares of Highbury Common Stock pursuant to the terms of an exchange agreement entered into by Highbury with each holder of Series B Preferred Stock and (ii) the exercise or expiration of all of Highbury’s outstanding warrants which expire on January 25, 2010 (other than shares owned or held directly by Highbury and other than shares of Highbury Common Stock held by stockholders who are entitled to demand and have properly demanded appraisal rights in connection with the Merger). Assuming that all of Highbury’s outstanding warrants are exercised and the Aggregate Merger Consideration is not adjusted, then of the 1,748,879 shares of AMG Common Stock that will be issued as consideration in the Merger, 336,729 shares will be issued to the former holders of the Series B Preferred Stock. If the revenue run rate of Highbury’s wholly-owned operating subsidiary, Aston Asset Management LLC (“Aston”), as of the end of the calendar month prior to the closing of the Merger, attributable to clients who consent to continuing their agreements following the Merger is less than 90% of the revenue run rate as of November 30, 2009 (without giving effect to market movement between those two dates) then the Aggregate Merger Consideration payable to Highbury stockholders, including the Reporting Persons, will be reduced by 1% for each 1% by which the revenue run rate as of the end of the calendar month prior to the closing of the Merger is less than 90% of the revenue run rate as of November 30, 2009 (without giving effect to market movement between those two dates).

CUSIP No.	42982Y109	13D	Page	6	of	8	pages
     In addition, immediately prior to the closing of the Merger, subject to applicable law and the terms of the Merger Agreement, the board of directors of Highbury is permitted to declare a special dividend, payable upon the closing of the Merger, to all holders of record of shares of Highbury Common Stock, including the Reporting Persons, immediately prior to the effective time of the Merger (including the holders of shares of Highbury Common Stock issued in exchange for shares of Series B Preferred Stock) in an aggregate amount equal to Highbury’s working capital (including all Highbury liabilities then outstanding) as of the end of the calendar month prior to the closing of the Merger minus $5,000,000.
     The closing of the Merger will take place on the tenth business day after the first calendar month in which the conditions to the Merger contained in the Merger Agreement are either satisfied or waived.
     The Merger Agreement is filed as Exhibit 1 to this Amendment and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety. In addition, a description of the Merger Agreement and the transactions contemplated thereby has been provided by Highbury in a Current Report on Form 8-K filed on December 14, 2009.
     In addition, as an inducement for AMG to enter into the Merger Agreement, Woodbourne and Anabeth Weil, the spouse of Mr. Weil, each entered into a voting agreement dated as of December 12, 2009 (the “Voting Agreements”). AMG did not pay additional consideration to any reporting person in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 4. The Voting Agreement is filed as Exhibit 2 to this Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     The percentages of outstanding shares of Common Stock of the Issuer reported in this Item 5 are based on the assumption that there are 15,039,244 shares of Common Stock outstanding as of December 1, 2009 as reported in the Merger Agreement.

			Clayton
	Woodbourne		Management	Weil
Amount beneficially owned:	1,368,000	(1)	1,368,000 (1)	1,376,500	(1)(2)

Percent of class:	9.1%		9.1%	9.2%

(1)	Consists of 1,368,000 shares of Common Stock held of record by Woodbourne. Woodbourne and Clayton Management share voting power with Mr. Weil, who has sole dispositive power over such shares.

(2)	Shares reported as beneficially owned by Mr. Weil also include 8,500 shares of Common Stock owned by Mr. Weil’s spouse, Anabeth Weil, in an IRA account, over which Mr. Weil may be deemed to have indirect sole voting and dispositive power.

CUSIP No.	42982Y109	13D	Page	7	of	8	pages
     By virtue of the Voting Agreements described in Item 6 below, the Reporting Persons and AMG may be deemed to share the power to vote such shares of Common Stock. See the discussion of the Voting Agreement in Item 6 below. Except for the Reported Shares, the Reporting Persons share no voting or dispositive power over any shares of Common Stock beneficially owned by AMG. The Reporting Persons further disclaim membership in any group with AMG.
     Other than the transactions described in this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Concurrent with the execution and delivery of the Merger Agreement, Woodbourne and Anabeth Weil, the spouse of Mr. Weil, each entered into Voting Agreements with AMG. Pursuant to the Voting Agreements, Woodbourne and Ms. Weil agreed to vote or cause to be voted, a total of 1,376,500 shares of Highbury Common Stock (the “Reported Shares”) in favor of adoption of the Merger Agreement. In the Voting Agreement, each of Woodbourne and Mrs. Weil agreed not to, among other things, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Reported Shares (subject to limited exceptions if certain conditions are satisfied) or knowingly take any action which would have the effect of preventing or disabling Woodbourne from performing its obligations under the Voting Agreement. Woodbourne and Mrs. Weil also agreed not to solicit, negotiate or enter into an acquisition transaction with respect to Highbury with another party. The Voting Agreement will terminate upon the earliest to occur of (i) the closing of the Merger, (ii) any termination of the Merger Agreement in accordance with its terms, (iii) any amendment of the Merger Agreement that adversely impacts Woodbourn either of theme in any material respect, without their prior written consent.
     Under the terms of the Voting Agreement, Woodbourne and Mrs. Weil granted AMG an irrevocable proxy with respect to the Reported Shares. The irrevocable proxy allows AMG to vote the Reported Shares in the manner set forth above.
     The Voting Agreement is filed as Exhibit 2 to this Amendment and any references to or descriptions of the Voting Agreement are qualified in their entirety by reference to the full text of the Voting Agreement, which is incorporated by reference herein in its entirety.
     Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendments hereto, a copy of which has been filed as Exhibit 3 to this Schedule 13D and is incorporated herein by this reference.
Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Merger Agreement (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K filed by Highbury Financial, Inc. on December 14, 2009).

2	Form of Voting Agreement, dated December 12, 2009.

3	Filing Agreement among the Reporting Persons, dated as of December 15, 2009.

CUSIP No.	42982Y109	13D	Page	8	of	8	pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2009

WOODBOURNE PARTNERS, L.P. by its general partner, Clayton Management Company
/s/ John D. Weil
John D. Weil, President

CLAYTON MANAGEMENT COMPANY
/s/ John D. Weil
John D. Weil, President

JOHN D. WEIL
/s/ John D. Weil
John D. Weil